UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Thatcher, Keith D.
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/99

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP, Chief Financial Officer

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  04/30/99    J        500           A  $2.1781                     D  Direct
Common Stock                                  10/31/99    J        470           A  $3.1875      6,070          D  Direct
Common Stock                                                                                     1,900          I  by Spouse

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $1.9375                                                                    (1)          09/29/08
(right to buy)
Non-Qualified Stock Option     $2.5800                                                                    (2)          09/27/06
(right to buy)
Non-Qualified Stock Option     $3.8750                                                                    (3)          02/09/09
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   52,000                    52,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   7,385                     7,385         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   11,139                    11,139        D   Direct
(right to buy)

Explanation of Responses:

-

(1)  Cancellation of options in connection with grant of replacement options on September 29,1998.  The reported transaction involved the repricing of existing options and a new vesting schedule.  12,000 shares are currently exercisable.4,000 options become exercisable on September 29, 2005. The remaining 36,000 options become exercisable in three(3) equal annual installments commencing on September 29, 2000.

(2)  5538 shares are currently exercisable.  The remaining 1847 options become exercisable on July 15, 2000.

(3)  Options become exercisable in four (4) equal annual installments commencing on February 9, 2000.


SIGNATURE OF REPORTING PERSON
/S/ Thatcher, Keith D.
DATE 02/14/00